SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment and Restatement No. 2)*

INDEPENDENCE ENERGY CORP.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45343Y205
(CUSIP Number)

G. Darcy Klug

Beechwood Properties, LLC

Post Office Box 53929

Lafayette, Louisiana  70505

(337) 269-5933
(Name, address and telephone number of person

authorized to receive notices and communications)

February 4, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45343Y205	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Beechwood Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	108,424,608
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	108,424,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,424,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%*
14	TYPE OF REPORTING PERSON OO

* Based on 360,094,082 total shares outstanding as of December 17, 2014 as reported in the Issuer’s Form 10-Q for the quarter ended October 31, 2014.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS G. Darcy Klug
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	108,424,608
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	108,424,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,424,608*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%**
14	TYPE OF REPORTING PERSON IN

* G. Darcy Klug, as the sole manager of Beechwood Properties, LLC (“Beechwood”), may be deemed to share voting and investment power over the shares held by Beechwood.
** Based on 360,094,082 total shares outstanding as of December 17, 2014 as reported in the Issuer’s Form 10-Q for the quarter ended October 31, 2014.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 4 of 8 Pages

This Amended and Restated Schedule 13D (this “Schedule 13D/A”) amends and restates in its entirety the Amended and Restated Statement on Schedule 13D jointly filed by Beechwood Properties, LLC and G. Darcy Klug on October 14, 2014 with the Securities and Exchange Commission with respect to the common stock, $0.001 par value per share of Independence Energy Corp., a Nevada corporation.

Item 1.                Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”) of Independence Energy Corp., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3753 Pennridge Drive, St. Louis, Missouri  63034.

Item 2.                Identity and Background.

(a)           This statement is filed by Beechwood Properties, LLC (“Beechwood”) and G. Darcy Klug (together, the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is Post Office Box 53929, Lafayette, Louisiana  70505.

(c)           Beechwood is a limited liability company organized under the laws of Louisiana, of which Mr. Klug is the sole member and manager.  Beechwood is principally engaged in the business of real estate investments.Mr. Klug is a private investor.  The principal business and office address for each of the Reporting Persons is listed under Item 2(b).

(d)           Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) such Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)           Beechwood is limited liability company organized under the laws of the state of Louisiana and Mr. Klug is a United States citizen.

Item 3.                Source and Amount of Funds or Other Consideration.

On March 31, 2014, the Issuer entered into and closed an Asset Purchase Agreement with American Medical Distributors, LLC (“AMD”).  Pursuant to this Asset Purchase Agreement, the Issuer received certain specific assets, including $60,000 in cash and an exclusive license and distribution agreement for a consumer grade non-touch thermometer, in exchange for the issuance of an aggregate of 152,172,287 shares of Common Stock (the “Transaction Shares”) to AMD’s four designees (the “Transaction”).

As one of the four designees, Beechwood was issued a total of 57,064,608 of the Transaction Shares in exchange for its assistance to AMD in the Transaction and its contribution of $30,000 of the cash consideration, which came from Beechwood’s working capital.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 5 of 8 Pages

The remaining Transaction Shares (the “Remaining Shares”) were issued as follows:  (a) 57,064,608 shares were issued to the Schreiber Family Trust – DTD 2/08/95, with Daniel J. Schreiber as trustee; (b) 19,021,536 shares were issued to Paul A. Rachmuth; and (c) 19,021,536 shares were issued to Howard J. Taylor.  In addition, effective with the closing on March 31, 2014, Mr. Schreiber was appointed as a director of the Issuer and Mr. Taylor was appointed chief executive officer, a director, and chairman of the board of the Issuer.

In addition, the Reporting Persons purchased an additional 660,000 shares of Common Stock in the open (over-the-counter) market (250,000 shares on October 10, 2014 for $0.0016 per share and 410,000 shares on October 13, 2014 for $0.0016 per share).  These purchases were funded by Beechwood’s working capital.

On February 2, 2015, AMD and the four designees entered into a Settlement Agreement with Gregory Rotelli, the president, chief financial officer, secretary, treasurer and a director of the Issuer, related to a dispute among them arising out of the Transaction. Among other terms, the Settlement Agreement provided that Mr. Rotelli would sell to AMD or one or more of the designees all of his shares of Common Stock, totaling 50,700,000 shares in the aggregate (the “Settlement Shares”), in exchange for $60,000. AMD and the designees designated Beechwood to be the purchaser of the Settlement Shares, and Beechwood purchased the Settlement Shares pursuant to a Stock Purchase Agreement between Beechwood and Mr. Rotelli dated as of February 2, 2015. The closing of the purchase of the Settlement Shares was consummated on February 4, 2015. Beechwood’s purchase of the Settlement Shares was funded by Beechwood’s working capital.

The Reporting Persons expressly disclaim membership in any group with any person or entity that was issued any of the Remaining Shares or any other person or entity, and this report should not be deemed an admission that the Reporting Persons are members of any such group for purposes of Section 13 or any other purpose.

Item 4.                Purpose of Transaction.

The Reporting Persons acquired all reported shares for investment purposes.See also the information disclosed about the Stock Purchase Agreement and the Settlement Agreement in Item 3. Pursuant to the Settlement Agreement and as a condition to the purchase of the Settlement Shares by Beechwood, Mr. Rotelli resigned all of his positions as an officer, director, employee, consultant or advisor of the Issuer, effective February 4, 2015.

As of the date of this filing, the Reporting Persons are engaged in ongoing discussions with the Issuer regarding several issues, including possible changes in the present board of directors and/or management of the Issuer, including the appointment of Mr. Klug and/or his designees to management or board positions. The Reporting Persons may, from time to time, acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then owned by them, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others and take such other actions as they may deem appropriate.

Except as disclosed in the preceding paragraphs and below, as of the date of this filing, the Reporting Persons have no plans or proposals that would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D as currently promulgated by the Securities and Exchange Commission, specifically: (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  The Reporting Persons do, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements. Moreover, as a significant shareholder of the Issuer, Beechwood may, through Mr. Klug, be involved in discussions or make proposals or recommendations to the Issuer’s shareholders, board of directors and senior management that could involve actions such as the foregoing from time to time.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.                Interest in Securities of the Issuer.

(a)           As of the date of this filing, Beechwood and Mr. Klug are the beneficial owners of all 108,424,608reported shares, representing 30.1% of the aggregate Common Stock outstanding.

(b)           Beechwood is the direct owner of all of the reported shares, with the power to vote and dispose of all such shares.  However, Mr. Klug, as the sole member and manager of Beechwood, may be deemed to share voting and dispositive power over all of the reported shares.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Taylor has made an oral agreement to indemnify all other recipients of Transaction Shares (including the Reporting Persons) with the shares that were issued to him in the Transaction for any dilution in their respective ownership interests resulting from the issuance of shares of Common Stock, on or after March 31, 2014, in payment of the Issuer’s obligations under certain convertible debentures that were outstanding as of March 31, 2014.   In addition, the Settlement Agreement provides that if Mr. Rotelli does not perform his obligations thereunder, he shall forfeit his right to the purchase price for the Settlement Shares, the purchase price shall be returned to Beechwood and the Settlement Shares shall be returned to the Issuer and retired. Finally, pursuant to the Stock Purchase Agreement, Beechwood and Mr. Rotelli agreed to mutual indemnities for losses resulting from any breach of a representation or warranty made by them in the Stock Purchase Agreement, which include representations by Mr. Rotelli that the Settlement Shares are duly authorized, validly paid and non-assessable, and were owned ofrecord by him free and clear of all encumbrances before the purchase by Beechwood; and representations by Beechwood that it acquired the Settlement Shares for its own account for investment purposes and that the transfer of the Settlement Shares may be restricted pursuant to federal and state securities laws. Other than as disclosed in this paragraph and in Item 3, there are no other contracts, arrangements, understandings, or relationships to which any of the Reporting Persons is a party with respect to securities of the Issuer.

Item 7.                Material to Be Filed as Exhibits.

A	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

CUSIP No. 45343Y205	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

February 10, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager

CUSIP No. 45343Y205	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated as of February 10, 2015 relating to the shares of common stock, $0.001 par value per share, of Independence Energy Corp., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

February 10, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

Beechwood Properties, LLC

February 10, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager